File No. 70-9181


               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                _________________________________
                       Amendment No. 1 to
                            FORM U-1
               __________________________________

                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215

           AMERICAN ELECTRIC POWER SERVICE CORPORATION
            1 Riverside Plaza, Columbus, Ohio  43215

            (Name of companies filing this statement and addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

                      A. A. Pena, Treasurer
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215


       John F. Di Lorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)

     American Electric Power Company, Inc. ("AEP") and American
Electric Power Service Corporation ("AEPSC") hereby amend their
Application on Form U-1 in File No. 70-9181 as follows:
     1. By restating ITEM 2. FEES, COMMISSIONS AND EXPENSES to read as follows:
          The expenses of AEP and AEPSC in connection with the proposed indebtedness, excluding placement fees estimated not to exceed
          $100,000, are estimated not to exceed $10,000, consisting of expenses to be billed at cost by AEPSC.

     2.   By supplying the following financial statements:
          Balance Sheets as of December 31, 1997 and Statements of Income and Retained Earnings, per books and pro forma, for the 12 months ended December 31, 1997, of AEPSC and of AEP ant its subsidiaries consolidated, together with journal entries reflecting the proposed transactions.


                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment No. 1 to Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.
                    AMERICAN ELECTRIC POWER SERVICE CORPORATION

                    By      /s/ A. A. Pena
                                Treasurer

                    AMERICAN ELECTRIC POWER COMPANY, INC.

                    By       /s/ A. A. Pena
                                Treasurer

Dated:  April 20, 1998